JUSTIN P. KLEIN
Direct Dial:  (215) 864-8606
Personal Fax: (215) 864-9166
E-Mail:       KLEINJ@ballardspahr.com
                                               February 10, 2006

BY OVERNIGHT DELIVERY AND FACSIMILE
-----------------------------------

United States Securities and Exchange
Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

       Re:  Harleysville Group Inc.
            Form 10-K for the fiscal year ended December 31, 2004
            File No. 0-14697
            ----------------

Ladies and Gentlemen:

     We are pleased to provide this response letter on behalf of Harleysville Group Inc. ("Registrant"). This letter is a follow-up to the telephone conversation between Registrant's representatives and the Staff on February 2, 2006, and the response letters dated January 6, 2006 and January 20, 2006 ("1/20 Response Letter"), filed by Registrant in response to the Staff's comment letter dated December 21, 2005, regarding the above captioned Form 10-K for the fiscal year ended December 31, 2004, filed by Registrant.

     Consistent with the above-referenced conversation, Registrant hereby amends and supplements its response to comments 2 through 5 of the Staff's comment letter provided by Registrant in the 1/20 Response Letter and advises the Staff that it will include the following disclosures prospectively, beginning with Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K"). For your convenience, the substance of the Staff's oral comments with respect to Registrant's response to comments 2 through 5 have been reproduced below and are followed by Registrant's supplemental responses.

United States Securities and
Exchange Commission
February 10, 2006
Page 2



Form 10-K for the fiscal year ended December 31, 2004
-----------------------------------------------------

Item 7. Management's Discussion and Analysis of Financial Condition and   ,
---------------------------------------------------------------------------
        page 21
        -------
Critical Accounting Policies, page 22
-------------------------------------

2. The Staff advises Registrant that in future filings Registrant should provide the same information provided by Registrant in the 1/20 Response Letter with respect to unrealized losses on airline enhanced equipment trust certificates (EETCs), including a statement that Registrant intends to hold these securities until maturity. Further, the Staff advises that Registrant should clarify its inference that the collateral securing the airline EETCs is in excess of the security value.

Supplemental Response:
---------------------

Registrant supplementally confirms that on the 2005 Form 10-K and in future filings, Registrant will provide disclosure consistent with the disclosure set forth in its response to comment 2 in the 1/20 Response Letter, including, a statement that Registrant has the ability and intends to continue to maintain holdings in the EETC investments until maturity. Further, as a supplement to Registrant's statement that Registrant considers the loan to collateral value to provide protection in the event of an adverse economic environment, Registrant provides the following additional disclosure:

According to the most recent (August 2005) report provided to Registrant by JP Morgan, the market value of aircraft collateral underlying Registrant's EETC holdings exceeds Registrant's outstanding A Tranche cost and therefore provides
additional security for such EETCs.   The report was prepared by JP Morgan based
on its own research on collateral values as well as research from Aviation Specialists Group. A recent transaction involving one of Registrant's EETCs is indicative of the current strength in the collateral value of the collateral underlying Registrant's EETCs. In that transaction, which was completed on February 6, 2006, holders of Subordinate B Tranche in the UAL 2000-1 EETC exercised their right to invoke a mandatory purchase of all outstanding A Tranche bonds with respect to the UAL 2000-1 EETCs at par value plus interest
due and accrued.   Registrant thereby recovered its investment in the UAL 2000-1
EETCs plus interest due and accrued.

Liabilities and Loss Settlement Expenses, page 22
-------------------------------------------------

3. The Staff advises that Registrant should (a) provide the table provided in response to comment 3 in the 1/20 Response Letter in future filings, (b) clarify the disclosure made by Registrant in response to comment 3 in the 1/20 Response Letter with respect to prior disclosure by Registrant of a 1% change in estimated loss reserves, and (c) tie the loss reserve information set forth in the table provided by Registrant in response to comment 3 in the 1/20 Response Letter back to the loss reserve number on Registrant's balance sheet.

United States Securities and
Exchange Commission
February 10, 2006
Page 3


Supplemental Response:
----------------------

(a) Registrant supplementally confirms that on the 2005 Form 10-K and in future filings, Registrant will provide additional information on unpaid losses and loss settlement expenses net of reinsurance by line of business in tabular format consistent with the tabular disclosure set forth in item (c) below.

(b) Registrant supplementally advises that Registrant believes that the 90% confidence interval produced through its statistical analysis reflects a reasonably likely effect on operations and financial position resulting from evaluations of new information and data since the last reporting date. On the 2005 Form 10-K and in future filings, Registrant will no longer cite the impact of a 1% change in estimated loss reserves and instead Registrant will provide a disclosure consistent with the disclosure set forth herein and in Registrant's response to comment 3 in the 1/20
     Response Letter.

(c) Below is a revised table which ties the loss reserve information reflected therein back to the loss reserve number reflected on Registrant's balance sheet.




NET LOSS AND LAE RESERVES AT 12/31/2004
(DOLLARS IN THOUSANDS)

                                                                                              Statistically Determined
                                                          Net           Net          IBNR        Range of Estimates
                                    Net       Net         LAE        Reserves     Net Total   ------------------------
                                    Case      IBNR      Reserves    (Incl. LAE)   Reserves       High        Low
                                  --------   --------   ---------   ----------   ----------    --------    --------
Line of Business
  Commercial:
   Automobile                     $106,704   $101,586   $ 40,754     $142,340    $  249,044    $303,971    $187,842
   Workers compensation            171,246     87,796     39,952      127,748       298,994     376,386     256,796
   Commercial multi-peril          128,117    148,087     95,043      243,130       371,247     406,936     269,359
   Other commercial                 15,700     35,910     18,925       54,835        70,535     106,682      46,594
                                  --------   --------   --------     --------    ----------
      Total commercial             421,767    373,379    194,674      568,053       989,820
                                  --------   --------   --------     --------    ----------

  Personal:
   Automobile                       60,346     24,571     18,133       42,704       103,050     117,965      88,829
   Homeowners                       14,169     15,776      7,081       22,857        37,026      37,294      24,506
   Other personal                      841        726        146          872         1,713       2,097       1,061
                                  --------   --------   --------     --------    ----------
      Total personal                75,356     41,073     25,360       66,433       141,789
                                  --------   --------   --------     --------    ----------

        Total net reserves         497,123    414,452    220,034      634,486     1,131,609
                                  --------   --------   --------     --------    ----------

        Reinsurance recoverables   165,495     18,374      2,257       20,631       186,126
                                  --------   --------   --------     --------    ----------
        Gross reserves            $662,618   $432,826   $222,291     $655,117    $1,317,735
                                  ========   ========   ========     ========    ==========




United States Securities and
Exchange Commission
February 10, 2006
Page 4



4. The Staff advises Registrant that Registrant should acknowledge that the benchmark for materiality is effect on net income and earnings per share as set forth in Topic 1.M of SAB 103, and that Registrant should confirm that it will include the tabular disclosure provided by Registrant in response to comment 4 in the 1/20 Response Letter in future filings.

     Supplemental Response:
     ---------------------

     Registrant acknowledges that an accepted benchmark for materiality is effect on net income and earnings per share as set forth in Topic 1.M of SAB 103. Registrant supplementally advises that it will include the tubular disclosure set forth in its response to comment 4 in the 1/20 Response Letter on the 2005 Form 10-K and in its future filings.

Liquidity and Capital Resources, page 32
----------------------------------------

Contractual Obligations table, page 33
--------------------------------------

5. The Staff advises Registrant that Registrant should provide the information provided by Registrant in response to comment 5 in the 1/20 Response Letter in its future filings.

     Supplemental Response:
     ---------------------

     Registrant supplementally advises that it will include disclosure consistent with the disclosure provided by Registrant in its response to comment 5 in the 1/20 Response Letter on the 2005 Form 10-K and in its future filings, including the tabular disclosure set forth therein.


Registrant acknowledges that (i) Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission"); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (215) 864-8606, if you have any comments or questions.

                                            Sincerely,

                                            /s/ JUSTIN P. KLEIN
                                            -------------------
                                            Justin P. Klein

cc:   Ibolya Ignat, Staff Accountant
      Lisa Vanjoske, Assistant Chief Accountant
      Michael L. Browne, President and Chief Executive Officer
      Robert A. Kauffman, Senior Vice President, Secretary, General Counsel
                          and Chief Governance Officer